# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NYLI MacKay Muni Income Opportunities Fund, CIK 0001995668
CUSIP: 56062L407
Title of class of securities: Class A3 Common Shares
Address of issuer's principal executive offices: 51 MADISON AVENUE, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0002137653
Persons authorized to receive notices and communications: Kevin Bopp, 51 MADISON AVE, NEW YORK, New York (NY), 10010, 201-685-6187

## Reporting persons
- NYLIM Capital LLC (CIK 0002137653): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,674.93; shared voting power 0; sole dispositive power 2,674.93; shared dispositive power 0; aggregate amount beneficially owned 2,674.93 (100% of the class)
  Comment: This statement on Schedule 13D (the "Schedule 13D") relates to Class A3 common shares ("Class A3 Shares") of NYLI MacKay Municipal Income Opportunities Fund (the "Issuer" or "Fund"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), as a non-diversified, closed-end management investment company. The principal executive office of the Fund is located at 51 Madison Ave, New York, NY 10010.

## Item 1. Security and Issuer
Title of class of securities: Class A3 Common Shares
Name of issuer: NYLI MacKay Muni Income Opportunities Fund
Address of issuer's principal executive offices: 51 MADISON AVENUE, NEW YORK, New York (NY), 10010

## Item 2. Identity and Background
Name of person filing:
NYLIM Capital LLC

NYLIM Capital LLC's sole member and sole interest holder is New York Life Investment Management Holdings LLC, a Delaware limited liability company whose business address is 51 Madison Ave, New York, NY 10010. New York Life Investment Management Holdings LLC has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. NYLIM Capital LLC is member-managed by New York Life Investment Management Holdings LLC. The executive officers of NYLIM Capital LLC, together with the members of the board of managers and executive officers of New York Life Investment Management Holdings LLC, are listed in Exhibit A.
Residence or business address: 51 Madison Ave, New York, NY 10010
Present principal occupation or employment: NYLIM Capital LLC is a wholly-owned subsidiary of New York Life Investment Management Holdings LLC organized for the purpose of holding various seed capital holdings under a single legal entity to effectuate improved tracking and oversight of such seed capital investments
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: NYLIM Capital LLC is organized in the State of Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 1, 2026, New York Life Investment Management LLC distributed all of its interests in the Fund's Class A3 Shares, consisting of 2,674.933 shares, to its sole member, New York Life Investment Management Holdings LLC, which in turn contributed all such shares to its wholly owned subsidiary, NYLIM Capital LLC. Both the distribution and the contribution were effected at a price of $10.15 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The reported securities were acquired solely in connection with a reorganization to consolidate various seed capital holdings under a single legal entity to facilitate improved tracking and oversight of such seed capital investments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7 through 11 of the cover page hereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transactions in Class A1 Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The relationship between NYLIM Capital LLC and New York Life Investment Management Holdings LLC is described in response to Item 2.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: NYLIM Capital LLC's executive officers and New York Life Investment Management Holdings LLC members of the board of managers and Executive Officers.

## Signatures
- NYLIM Capital LLC: /s/ Kirk Lehneis, Kirk Lehneis, Head of US Retail (06/08/2026)